UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended December 31, 2003

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% General Partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.
Dominion Wholesale, Inc. ("DWI") (NEW)	Energy Related	12/2003	Virginia	100%	Assists in the procurement, storage and maintenance of materials, machinery, equipment, and supplies.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Energy, Inc. ("DEI")(a)
Dominion Storage, Inc. ("DSI")(a)
Dominion Energy Canada Limited ("DECL")(a)
Dominion Energy Clearinghouse Canada, Inc. ("DECCI")	Energy Related	11/2002	Alberta, Canada	100%	Trading, hedging and marketing of production for Canadian operations.
Dominion Nuclear Projects, Inc. ("DNPI") (NEW)	Energy Related	8/2003	Virginia	100%	Manage development of new nuclear generation facilities.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 100% of Greenbrier Pipeline Company, LLC. (c)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns an interest in Dominion Cove Point LNG, LP, a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions. Greenbrier acquired an additional 33% interest in Greenbrier Pipeline Company, LLC in November 2003.

(d) Not used.

(e) Not used.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (f) (g)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

None

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DEI	DCT	$26,869 capital contribution
DEI	DEMI	$446,952 capital contribution
DEI	Wagram	$22,085 capital contribution
DEI	DWI	Common stock of $1,000
DEI	DNPI	Common stock of $1,000
CNG	Iroquois	$74,928 capital contribution
CNG	Field Services	$394,250 capital contribution

(f) The chart reflects net advances made by Lenders to Borrowers during the fourth quarter of 2003. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the DRI Form U-6B-2 filed for the fourth quarter of 2003.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(g) All of the following DRI Money Pool activity occurred from October through December 2003 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

Field Services	$37,792	$149,472	$115,918	$4,238
Dominion Iroquois	4,488	2,504	565	2,549
Greenbrier	(18,675)	9,454	--	(28,129)
DOTEPI	(89,698)	167,955	116,884	(140,769)
DNGS	(18,275)	72	115	(18,232)
DAH	(6,406)	--	78	(6,328)

Additionally, as of December 31, 2003 there remained outstanding the following guarantees and letters of credit.

Guarantees
(In Thousands)

Company	Guarantor	Amount

Field Services	CNG	$177,300
DOTEPI	CNG	346,700
DNGS	CNG	265
Greenbrier	DRI	287,537
DEMI	DRI	548,750
DECCI	DRI	92,179

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (h)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (i)	Engineering Services	$7,842	0	0	$7,842
DTECH	Fairless Energy, LLC (j)	Engineering Services	$91,069	0	0	$91,069
DTECH	Dresden Energy, LLC (j)	Engineering Services	$943	0	0	$943
DTECH	Pleasants Energy, LLC (k)	Engineering Services	$1,128	0	0	$1,128
DTECH	Armstrong Energy Limited Partnership, LLLP (l)	Engineering Services	$33,782	0	0	$33,782
DTECH	Troy Energy, LLC (m)	Engineering Services	$15,302			$15,302
Field Services	Dominion Transmission, Inc. (o)	Sales of Extracted Products, & Rental fees	$4,496,833	0	0	$4,496,833
Field Services	Dominion Exploration & Production, Inc. (p)	Fuel Management Services	$49,889	0	0	$49,889
Field Services	Dominion Appalachian Development Properties, LLC (q)	Fuel Management Services	$3,598	0	0	$3,598

(h) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(i) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the DRI Form U-9C-3 filed for the fourth quarter of 2001.

(j) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(k) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B to the DRI Form U-9C-3 filed for the second quarter of 2003.

(l) Services provided by DTECH to Armstrong Energy Limited Partnership, LLLP are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2002.

(m) Services provided by DTECH to Troy Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the second quarter of 2003.

(n) Not used.

(o) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(p) Services provided at cost.

(q) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (h)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
DTI	Field Services (r)	Operations & Maintenance Services	$132,620	$14,216	0	$146,836
DTI	Greenbrier (s)	Administration, Engineering, Operations & Maintenance Services	$65,794	$1,423	0	$67,217
DTI	DNGS (t)	Administration, Engineering, Operations & Maintenance Services	$10,624	$485	0	$11,109
DTI	Dominion Cove Point LNG, LP (u)	Engineering, Operations & Maintenance Services	$651,125	$116,336	0	$767,461
DTI	Tioga (v)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$12,839	$1,488	0	$14,326
Dominion Exploration & Production, Inc.	DOTEPI (w)	Operations & Maintenance of Gas Properties	$9,094,003	0	0	$9,094,003

(r) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(s) Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(t) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(u) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(v) A copy of the Service Agreement between DTI and Tioga Properties, LLC dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(w) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of December 31, 2003	$29,274,756(x)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,391,213		Line 2

Greater of $50 million or line 2		$4,391,213	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	641,612
Category 6	13,752
Category 7	8,236
Category 9	2

Total current aggregate investment (y)		663,612	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$3,727,601	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (z)
Gas exploration and production	2,470,751
Gas sales and storage services	552,412
Gas transportation	339,990
		$3,363,153

(x) Includes short-term debt of $1,451,791.

(y) Includes guarantees of $640,929.

(z) Includes guarantees of $811,802.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of December 31, 2003 and income statements for the three-months and year ended December 31, 2003 for the following companies are filed under confidential treatment pursuant to Rule 104(b):
DEE
DAH
DETI
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
DETC
DECCI
DWI
DNPI

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: March 24, 2004

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 24th day of March 2004.

/s/ Sharon L. Burr Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company